

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2008

<u>**Via U.S. Mail and FAX (310-574-4947)**</u>
Mr. Joseph Gutierrez
President and Chief Financial Officer
aeroTelesis, Inc.
13428 Maxella Ave., Unit 322
Marina del Rey, CA 90292

Re: **aeroTelesis, Inc.**
Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed July 17, 2007
File No. 0-28395

Dear Mr. Gutierrez:

We issued comments to you on the above captioned filing on February 20, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 11, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 11, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3384 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

For / Kyle Moffatt

Larry Spirgel
Assistant Director